82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

03037487

FOSTER'S GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

Fosters Brewing Group

With Compliments

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 3-Nov-03
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,995,860	1,690,723
4	Total consideration paid or payable for the shares	58,666,612	7,726,767

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.58 lowest price paid: $4.56 highest price allowed under rule 7.33: $4.74

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	25,313,417

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 5-Nov-03
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 31-Oct-03
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,110,901	1,884,959
4	Total consideration paid or payable for the shares	50,044,799	8,621,813

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.58 date: 22-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.59 lowest price paid: $4.56 highest price allowed under rule 7.33: $4.75

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	27,004,140

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 3-Nov-03
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==